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MAR 06 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoView Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave., Suite 3104
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, SAMUEL YELLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoView Capital, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2018

COVIEW CAPITAL, INC.

CONTENTS

DECEMBER 31, 2018

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
CoView Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CoView Capital, Inc.** (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$330,249
Certificate of deposit	15,400
Investment in marketable security (cost $3,300) at fair value	24,471
Office equipment (less accumulated depreciation of ($17,219)	8,291
Other assets	18,730
Total assets	**$397,141**
LIABILITIES AND STOCKHOLDER'S DEFICIT	
LIABILITIES	
Deferred rent	$10,451
Liabilities subordinated to claims of general creditors	395,000
Total liabilities	**$405,451**
STOCKHOLDER'S DEFICIT	
Common stock, $0.01 par value;	
1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	671,499
Retained earnings (deficit)	(679,810)
Total stockholder's deficit	**($8,310)**
Total liabilities and stockholder's deficit	**$397,141**

COVIEW CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Consulting and advisory fee income		$713,778
Dividend income		492
Interest income		113
Net unrealized gain		1,497
Other income		5,382
Total revenue		**$721,262**
Expenses		
Consulting fees	$270,114	
Salaries	137,238	
Employee seminars and training	10,605	
Occupancy costs	134,809	
Telephone	9,869	
Dues and subscriptions	4,380	
Regulatory fees and expenses	7,746	
Office supplies	6,515	
Professional fees	17,241	
Insurance	6,390	
Advertising	13,110	
Office expense	7,309	
Travel	54,200	
Depreciation	1,024	
Quotation fees, internet and IT expenses	31,695	
Postage and messengers	5,445	
Other expenses	5,546	
Total expenses		**723,236**
Net loss		**($1,974)**

See notes to financial statements

COVIEW CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities		
Net loss		($1,974)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	$1,024	
Change in deferred rent	(10,446)	
Increase in marketable securities	(1,497)	
Changes in operating assets and liabilities		
Change in prepaid expenses	$11,943	
Change in certificate of deposit	(4)	
Change in accounts payable	(104,030)	
Total adjustments		($103,010)
Net cash used in operating activities		($104,984)
Cash flows from investing activities		
Cash paid for office equipment	($9,315)	
Net cash used in investing activities		($9,315)
Cash flows from financing activities		
Distribution to stockholder	($65,000)	
Net cash used in financing activities		($65,000)
Net change in cash and cash equivalents		($179,299)
Cash and cash equivalents – Jan. 1, 2018		$509,548
Cash and cash equivalents – Dec. 31, 2018		$330,249

COVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance as of Jan. 1, 2018	$1	$671,499	($612,836)	$58,664
Net loss	---	----------	(1,974)	(1,974)
Distributions	---	----------	(65,000)	(65,000)
Total	$1	$671,499	($679 ,810)	($8,310)

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, January 1, 2018	$395,000
Increases (decreases)	0
Balance, December 31, 2018	$395,000

COVIEW CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements. The Company was organized in the State of Delaware in December 1993 and began doing business as a registered broker dealer in securities with the Securities and Exchange Commission (SEC) in July 1994.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

1. **Cash and cash equivalents:**
   The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalent. The Company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit of $250,000.

2. **Depreciation and amortization:**
   Office equipment is depreciated on a straight-line basis over its estimated useful life, which is generally five years.

3. **Revenue recognition:**
   On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606) using the modified retrospective method (i.e. applied prospectively effective January 1, 2018 without revising prior periods), which has no impact on the Company's opening retained earnings.

   Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed. As of December 31, 2018, there was no deferred revenue.

   For 2018, four customers constituted approximately 91% of revenue.

4. **Use of estimates:**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates may be adjusted as more current information becomes available.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax.

NOTE D – NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2018, the Company had net capital of $355,788 as indicated on page 11 of this audited report which was $350,788 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.0294 to 1. In January 2019, the Company filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $355,788.

NOTE E – LEASE COMMITMENT:

The Company is obligated under a lease for office space, which expires on December 31, 2019. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. Rent paid in 2018 was $134,809.

The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

<u>Year Ending:</u>	
December 31, 2019	$135,800

NOTE F – PROFIT SHARING PLAN:

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 25% of an employee's salary. For the year ended December 31, 2018, the Company contributed $0 to the profit sharing plan.

NOTE G – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS – RELATED PARTY

Borrowings under a subordination agreement totaled $395,000 at December 31, 2018. The subordinated borrowings – related party are due to Samuel Yellin, Managing Director of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by FINRA between June 2015 and June 2017, have an automatic rollover provision, and are automatically renewed upon maturity. Interest on all loans is 0% per annum.

COVIEW CAPITAL, INC.
COMPUTATION OF NET CAPITAL

DECEMBER 31, 2018

Common stock		$1
Additional paid-in-capital		671,499
Retained earnings (deficit)		(679,810)
		($8,310)
Add: Subordinated loans		395,000
Less: Non-allowable assets		(27,021)
Net capital before haircuts		$359,669
Less: Haircuts on securities		(3,881)
Net capital		**$355,788**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required 6.67% of aggregate indebtedness	$697	$5,000
Excess net capital		**$350,788**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$10,451**
Ratio of aggregate indebtedness to net capital	**0.0294**
Ratio of debt to debt-equity	**0**

See notes to financial statements

COVIEW CAPITAL, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2018

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$355,788
Audit adjustments	0
Net capital per audited report, December 31, 2018	$355,788

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

COVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
CoView Capital, Inc.

We have reviewed management's statements, included in the accompanying CoView Capital Inc.'s Exemption Report, prepared as required by 17 C.F.R § 240.17a5(d)(1) and (4), in which (1) CoView Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which CoView Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)*, (the "Exemption Provisions") and (2) CoView Capital, Inc. stated that CoView Capital, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. CoView Capital, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis Energy Advisors 's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

COVIEW CAPITAL, INC.

EXEMPTION REPORT

DECEMBER 31, 2018

CoView Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)

2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

CoView Capital, Inc.

I, Samuel Yellin affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Dated: 2/28/19

COVIEW CAPITAL, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2018

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholder of
CoView Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and which were agreed to by Mooreland Partners LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for year ended December 31, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

COVIEW CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

DECEMBER 31, 2018

Total Revenue	$721,261
SIPC Net Operating Revenues	$719,764
SIPC General Assessment at .0015	$1,081
Less: Payments – July 2018	(681)
Assessment Balance Due (Paid January 2019)	$400